Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

November 30, 2022

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below is the Company’s supplemental response to Comment #12(d) from the comment letter issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 13, 2022. This supplemental response is designed to address concerns voiced by the Staff in a call with counsel on September 29, 2022 related to the Company’s prior response to such comment. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

COMMENT RELATED TO PRIOR RESPONSE LETTER

1.	In your prior response letter, it was stated that the expiration date of the Warrants in 2026 does not violate Section 18(d) of the Investment Company Act of 1940, as amended, because the Warrants were issued in connection with the Private Offering while the Company operated as a private fund exempt from registration under Section 3(c)(7) of the 1940 Act. As support for this position, it was stated that the issuance of the Warrants was consistent with the no action position taken by the staff in The South American Fund N.V. (September 2, 1993). Please explain to us how the Company’s factual circumstances are similar to the company at question in the South American Fund no-action letter and why allowing the Warrants to remain outstanding is consistent with Section 48 of the 1940 Act.

Background

The Company was formed on November 18, 2020 as a Maryland corporation and operated as a private fund exempt from registration as a management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company relied on the exception from registration found in Section 3(c)(7) of the 1940 Act from its inception until May 13, 2022, when the Company registered as an investment company through the filing of Form N-8A with the Commission.

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In January 2021, the Company commenced a private offering (the “Private Offering”) of Simple Agreements for Future Equity (“SAFEs”) pursuant to Rule 506(b) under the Securities Act of 1933, as amended, to a limited number of qualified purchasers, as such term is defined under Section 2(a)(51)(A) of the 1940 Act. As additional consideration in connection with the offer and sale of the SAFEs, the Company granted to investors warrants (the “Warrants”) to purchase additional shares of the Company’s common stock at a purchase price of $11.50 per Warrant, subject to certain adjustments set forth in the SAFE Agreement entered into between the Company and purchasers of SAFEs (the “SAFE Agreement”). Pursuant to the terms of the Warrant Agreement, the Warrants had an expiration date of January 1, 2026.

Throughout 2021 and the first part of 2022, the Company was fully operational as a private fund. It raised an aggregate of nearly $100 million and deployed approximately $73 million in investments in 21 portfolio companies, consistent with its investment objective and strategy as detailed in the PPM. This activity stands in contrast to funds that raise capital privately and commence activities following registration under the 1940 Act. The Company deployed proceeds from its private offering expeditiously and otherwise conducted its operations pursuant to its exception from registration found in Section 3(c)(7) of the 1940 Act.

As further described below, the Company believes that the issuance of the Warrants did not violate Section 18(d) of the 1940 Act and was consistent with prior no-action positions taken by the staff of the Commission.

Statutory Language and Commission Interpretations

Section 18(d) of the 1940 Act declares it unlawful

for any registered management company to issue any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights to subscribe expiring not later than 120 days after their issuance… (emphasis added).

The express language of Section 18(d) makes it clear that only the issuance of warrants by registered investment companies that surpass the 120-day limit is prohibited. The Commission has confirmed this position through the issuance of two separate no-action letters. In Surfcastle, Inc., (Apr. 13, 1988) (“Surfcastle”), the Commission stated that “[s]ection 18, contrary to section 61(b) [which applies to business development companies], prohibits the issuance of specified securities and the sale of those securities unless the company complies with the capital structure requirements of that section. Thus, a company subject to section 18 does not have to change its capital structure before it becomes registered.” In The South American Fund N.V. (September 2, 1993) (“South American Fund”), the Commission stated that “a company whose capital structure does not comply with Section 18 may thus register with the Commission as an investment company without changing its capital structure.” In South American Fund, the staff included a footnote that stated, in part, that “fund[s] that issue long-term warrants prior to registering with the Commission for the purpose of evading the 1940 Act’s capital structure requirements ... violate Section 48(a) of the 1940 Act.”

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In South American Fund, the issuer issued units, which consisted of a warrant and common shares, to investors while the issuer was not subject to regulation under the 1940 Act. In connection with the issuer’s reorganization in the U.S. and intent to register as a closed-end fund under the 1940 Act, the issuer sought relief from the staff of the Commission to not have to redeem such warrants upon its registration under the 1940 Act. The Staff provided no action relief to the issuer, subject to a number of conditions. In connection with providing such relief, the Staff noted that the legislative history of the 1940 Act made clear that a company whose capital structure does not conform to Section 18 of the 1940 Act at the time of registration is not required to change its capital structure upon registration.

In the South American Fund NAL, the Staff required that the issuer list the warrants on the same exchange as the exchange where the common shares would be listed and required the issuer to confirm that it would not conduct a rights offering at or below net asset value while the warrants were outstanding. Further, the Staff required the issuer to undertake to obtain stockholder approval as soon as reasonably practicable after registration to be able to issue shares below net asset value in recognition of the fact that warrants may be exercised at a price below net asset value, which would otherwise be prohibited under Section 23(b) of the 1940 Act.

As noted in our prior response letter, dated July 8, 2022, the Company believes that its operating history is consistent in many ways with the facts of South American Fund. Further, the Company agrees to comply with the material conditions set forth in South American Fund. For example, the Company has no intent to and hereby undertakes to not conduct a rights offering at a price below net asset value during the period when the warrants remain outstanding. In addition, the Company hereby undertakes to seek stockholder approval to issue shares below net asset value at its next annual meeting of stockholders in recognition of the fact that warrants could be exercised at a price below net asset value. Finally, the Company intends to provide disclosure of the existence and terms of the warrants in its periodic reports filed with the SEC and provided to stockholders as well as on its website.

As more fully discussed below, as the Company was not registered under the 1940 Act when the Warrants were issued, the only way that the issuance of the Warrants would be prohibited is if the Warrants were issued for the purpose of evading the 1940 Act’s capital structure requirements. Based on the facts and circumstances noted below, the Company does not believe that it is appropriate for the Staff to take the position that the Warrants were issued in order to evade the capital structure requirements set forth in Section 18.

1. The Company Was Not Registered, Nor Required to Register, as a Management Company When the Warrants were Issued.

As mentioned above, at the time the Company issued the Warrants, the Company conducted operations as a private fund exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and, hence, was not registered as a management company under the 1940 Act, nor required to register. This is consistent with South American Fund, where the issuer was not registered nor required to register, under the 1940 Act at the time it issued the warrants in question.

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2. The Warrants Were Issued Before the Company Decided to Register as a Management Company and Were Not Issued For the Purpose of Evading the 1940 Act’s Capital Structure Requirements.

The Company offered and sold SAFEs as opposed to shares of common stock for a number of reasons, one of which was the substantial uncertainty as to whether the Company would be successful in raising capital through the Private Offering and whether it would seek to register as a management investment company under the 1940 Act or instead liquidate its holdings and wrap up operations after a fixed initial term. The SAFEs offered and sold in the Private Offering were not transferable and only had potential liquidity in the event of an optional or mandatory conversion, as described in the SAFE Agreement, or the liquidation of the Company’s assets. As described in the private placement memorandum used to offer and sell SAFEs in the Private Offering (the “PPM”), a “mandatory conversion” of SAFEs to shares of common stock would take place if there was a direct listing of the Company’s shares of common stock on a national securities exchange or the closing of an underwritten initial public offering of shares.

In the PPM the Company clearly stated that it would liquidate its holdings and wind down operations unless the Company engaged in a transaction that would result in a “liquidity event” within three years following the date of the last SAFE sold in the Private Offering. Specifically, the PPM disclosed on page 12 under the heading “Liquidity Event”:

The Board will use its commercially reasonable efforts to wind down and/or liquidate and dissolve the Company in an orderly manner following the three (3) year anniversary of date of issuance of the last SAFE issued, unless (i) the Company has consummated, or is in the process of consummating, a Liquidity Event (as defined below) or (ii) the term is extended for up to two additional one-year periods, in the sole discretion of the Adviser. A “Liquidity Event” is defined as any of the following: (x) an initial public offering or an initial listing of the Common Stock on a national securities exchange (a “Public Listing”), or (y) the sale of substantially all assets of the Company. In connection with any Public Listing, we would be required to register as an investment company under the 1940 Act.

While registration under the 1940 Act in order to complete a transaction that would result in the conversion of SAFEs to shares of common stock was one liquidity option, it was only one option presented to investors and was not anticipated at the time the SAFEs were offered and sold. Further, investors were cautioned not to invest in the SAFEs if they desired liquidity as there was no assurance that the SAFEs would be converted to shares of common stock or that the Company would seek to commence or complete a liquidity event. Registering as an investment company under the 1940 Act and listing the shares of common stock on a national securities exchange was not conveyed to investors as a preferred outcome or the most likely outcome. In fact, management of the Company had not previously managed a registered fund and was uncertain as to whether it would be able to raise sufficient capital to effectuate a public listing or conduct an initial public offering. Further, management had not previously operated under the 1940 Act and, at the time of the Private Offering, had not engaged service providers or taken any other actions to assist in complying with the regulations under the 1940 Act, which would be required to operate thereunder.

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Finally, in order to list shares on a national securities exchange, a fund is required to meet the exchange’s listing standards, which include, among other things, a minimum amount of assets under management, a sufficient number of record holders and approval from the exchange in order to list. It was not foreseeable at the time the Private Offering commenced that the Company would be able to achieve any of these milestones in order to list its shares on a national securities exchange. In addition to these factors, an underwritten initial public offering requires engaging an investment bank to buy shares on a firm commitment basis and sell such shares to its customers. Engaging in an IPO is a time-consuming and expensive endeavor, especially for a newly-formed sponsor, and has no guarantee of success. For a newly-formed sponsor, while either option was a possibility, neither was seen as likely or foreseeable at the time the Private Offering was launched and were not disclosed in such manner in the PPM.

Because of the level of uncertainty at the time of the Private Offering related to the whether and when the Company would seek a liquidity event, regardless of the form of such liquidity event, the Company does not believe that it is accurate to suggest that the issuance of the Warrants violated Section 48(a) of the 1940 Act, since it was not foreseeable at such time that the Company would register as an investment company. Section 48(a) states that “It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder.” A violation of Section 48(a) of the 1940 Act requires that the Company would have known or reasonably would have anticipated that it would first effect a transaction that would result in the conversion of the SAFEs to shares and then register under the 1940 Act. As demonstrated above, the Company does not believe that such an outcome was reasonably anticipated when the Warrants were issued and, therefore, such issuance did not violate Section 48(a) of the 1940 Act.

Conclusion

As a result of the foregoing, the Company believes that the issuance of the Warrants was permitted under the 1940 Act. Pursuant to South American Fund, the issuance of the Warrants was permitted since the Company was not registered under the 1940 Act or required to register thereunder at the time the Warrants were issued. As the Company raised capital from investors, it deployed such capital in investments consistent with its investment strategy and otherwise operated as a private fund. Further, it was not foreseeable at such time that the Company would register as an investment company under the 1940 Act and, therefore, the issuance of the Warrants was not done to evade the requirements found in Section 18 of the 1940 Act. The Company therefore requests that the Staff reconsider its objection to the issuance of the Warrants.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP

Jay Williamson, Securities and Exchange Commission

David Manion, Securities and Exchange Commission

Sohail Prasad, Destiny Tech100 Inc.

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